UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-04419				September 1, 2020
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Transamerica Series Trust
4. Address of principal executive office (number, street, city, state, zip code):

1801 California Street, Suite 52, Denver, CO 80202

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Report of Independent Registered Public Accounting Firm

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

September 1, 2020

We, as members of management of Transamerica MSCI EAFE Index VP (formerly, Transamerica International Equity Index VP) and Transamerica S&P 500 Index VP (formerly, Transamerica US Equity Index VP)(the “Funds”) (two of the funds constituting Transamerica Series Trust (the “Trust”)), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2020, and from February 29, 2020 through March 31, 2020.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2020, and from February 29, 2020 through March 31, 2020, with respect to securities reflected in the investment account of the Trust.

Transamerica Series Trust

By:

/S/ Vincent J. Toner
Vincent J. Toner
Vice President Fund Administrator and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees of Transamerica Series Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Transamerica MSCI EAFE Index VP (formerly, Transamerica International Equity Index VP) and Transamerica S&P 500 Index VP (formerly, Transamerica US Equity Index VP) (the “Funds”) (two of the funds constituting Transamerica Series Trust (the “Trust”) (the Trust) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 31, 2020. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2020 and with respect to agreement of security purchases and sales, for the period from February 29, 2020 (the date of our last examination) through March 31, 2020:

•	Confirmation of all securities of the Funds in book entry form held by the Depository Trust Company and International Depositories, without prior notice to management;

•	Reconciliation of all such securities of the Funds between the books and records of the Funds and the Custodian;

•

Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company and International Depositories and the books and records of the Custodian; and

•

Agreement of the settlement of 21 security purchases and 1 security sales or maturities, for Transamerica MSCI EAFE Index VP (formerly, Transamerica International Equity Index VP), and 25 security purchases and 25 security sales or maturities, for Transamerica S&P 500 Index VP (formerly, Transamerica US Equity Index VP), since our last report from the books and records of the Funds to Custodian bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that Transamerica Series Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2020, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Transamerica Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Boston, Massachusetts

September 1, 2020